Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Starry Group Holdings, Inc. on Form S-8 of our report dated March 25, 2022, which includes an explanatory paragraph as to FirstMark Horizon Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of FirstMark Horizon Acquisition Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 13, 2020 (inception) through December 31, 2020 appearing in the Annual Report on Form 10-K of FirstMark Horizon Acquisition Corp. for the year ended December 31, 2021.

We were dismissed as auditors on March 29, 2022, and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Boston, MA

June 21, 2022